Exhibit 99.1

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q2 & H1 FY20 Financial Results

Hyderabad, India, November 1, 2019: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the quarter and the half year ended September 30, 2019 under International Financial Reporting Standards (IFRS).

Q2 Performance Summary	H1 Performance Summary

Rs. 4,801 Cr

Revenue

[Up: 25% QoQ; 26% YoY]

57.5%

Gross Margin

[Q1 FY20: 51.7%; Q2 FY19: 55.0%]

Rs.1,678 Cr

SGNA expenses

[Up: 39% QoQ, 36% YoY]

Rs. 366 Cr

R&D expenses

[7.6% of Revenues]

Rs. 766 Cr

Profit before Tax

[Down: 10% QoQ; Up: 33% YoY]

Rs. 1,093 Cr

Profit after Tax

[Up: 65% QoQ; Up: 117% YoY]

Rs. 8,644 Cr

Revenue

[Up: 15% YoY]

54.9%

Gross Margin

[H1 FY19: 55.4%]

Rs. 2,884 Cr

SGNA expenses

[Up: 18% YoY]

Rs. 727 Cr

R&D expenses

[8.4% of Revenues]

Rs. 1,616 Cr

Profit before Tax

[Up: 50% YoY]

Rs. 1,755 Cr

Profit after Tax

[Up: 83% YoY]

Commenting on the results, Co-Chairman and MD, GV Prasad said “I am pleased with our performance across the businesses and strong cash generation during the quarter. We are progressing well in execution of our strategy and in our transformation journey on quality and efficiency”.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 70.64

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q2 FY20		Q2 FY19		YoY	Q1 FY20		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	680	48,009	538	37,978	26	544	38,435	25
Cost of Revenues	289	20,389	242	17,081	19	263	18,576	10
Gross Profit	391	27,620	296	20,897	32	281	19,859	39
Operating Expenses
Selling, General & Administrative expenses	238	16,777	175	12,372	36	171	12,065	39
Research and Development expenses	52	3,662	58	4,120	(11)	51	3,609	1
Other operating (income)	-2	-135	-9	-641	(79)	-53	-3,759	(96)
Results from operating activities	104	7,316	71	5,046	45	112	7,944	(8)
Net finance (income)	-3	-231	-9	-625	(63)	-6	-393	(41)
Share of (profit) / loss of equity accounted investees	-2	-117	-2	-109	8	-2	-163	(28)
Profit before income tax	108	7,664	82	5,780	33	120	8,500	(10)
Income tax expense / (benefit)	-46	-3,261	11	742	(539)	26	1,872	(274)
Profit for the period	155	10,925	71	5,038	117	94	6,628	65

Diluted Earnings Per Share (EPS)	0.93	65.82	0.43	30.31	117	0.57	39.91	65

As % to Revenues	Q2 FY20	Q2 FY19	Q1 FY20
Gross Profit	57.5	55.0	51.7
SG&A	34.9	32.6	31.4
R&D	7.6	10.8	9.4
EBITDA	29.9	22.8	29.5
PBT	16.0	15.2	22.1
PAT	22.8	13.3	17.2

EBITDA Computation

	Q2 FY20		Q2 FY19		Q1 FY20
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	108	7,664	82	5,780	120	8,500
Interest (income) net*	-3	(226)	(2)	(132)	(3)	(239)
Depreciation	33	2,306	29	2,033	30	2,124
Amortization	15	1,033	14	965	14	959
Impairment	50	3,561	-	-	(0)	(1)
EBITDA	203	14,338	122	8,646	161	11,343

* Includes income from Investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 70.64

Key Balance Sheet Items

	As on 30th Sep, 2019		As on 30th June 2019		As on 30th Sep 2018
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	431	30,446	403	28,439	295	20,837
Trade receivables (current & non-current)	597	42,153	537	37,961	656	46,317
Inventories	496	35,033	497	35,137	460	32,490
Property, plant and equipment	750	53,008	766	54,083	802	56,640
Goodwill and Other Intangible assets	628	44,340	677	47,821	726	51,290
Loans and borrowings (current & non-current)	447	31,545	487	34,387	786	55,522
Trade payables	218	15,434	210	14,842	199	14,073
Equity	2,177	1,53,816	2,070	1,46,208	1,861	1,31,446

Revenue Mix by Segment

					QoQ
	Q2 FY20	Q2 FY19	YoY	Q1 FY20	Growth
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)%
Global Generics	32,816	30,536	7%	32,982	-1%
North America	14,265	14,265	0%	16,322	-13%
Europe	2,764	1,915	44%	2,404	15%
India	7,511	6,864	9%	6,960	8%
Emerging Markets	8,276	7,492	10%	7,296	13%
Pharmaceutical Services and Active Ingredients (PSAI)	7,107	6,029	18%	4,539	57%
Proprietary Products & Others	8,086	1,413	472%	914	785%
Total	48,009	37,978	26%	38,435	25%

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 32.8 billion. Year-on-year growth of 7%, primarily driven by Europe, Emerging Markets and India. Sequentially declined by 1%.

•

Revenues from North America at Rs. 14.3 billion. Year-on-year revenues remained flat. Sequential decline of 13%, on account of price erosion and lower volumes. Further impact on account of voluntary recall of ranitidine and temporary disruption in supplies due to logistics issues faced during this quarter. We launched eight new products during the quarter, which are Carboprost, Ramelteon, Fosaprepitant, Pregabalin, Vigabatrin, Docetaxel 160mg, Bupropion SR and OTC Guaif / Psuedo.

As of 30th September 2019, cumulatively 99 generic filings are pending for approval with the USFDA (96 ANDAs and 3 NDAs under 505(b)(2) route). Of these 96 ANDAs, 55 are Para IVs out of which we believe 31 have ‘First to File’ status.

•

Revenues from Europe at Rs. 2.8 billion. Year-on-year growth of 44%, primarily on account of new products and volume traction in base business partly offset by lower realizations. Sequential growth is 15%.

•	Revenues from India at Rs. 7.5 billion. Year-on-year growth of 9%, driven by new products, improved realizations and volume traction in base business. Sequential growth is 8%.

•	Revenues from Emerging Markets at Rs. 8.3 billion. Year-on-year growth is 10%. Sequential growth is 13%.

-	Revenues from Russia at Rs. 4.1 billion. Year-on-year growth of 8%. Growth primarily driven by increase in volumes coupled with better realizations in some of the key molecules.

-	Revenues from other CIS countries and Romania at Rs. 1.7 billion. Year-on-year growth of 16% largely driven by new products and better realizations in some of the key molecules.

-

Revenues from Rest of World (RoW) markets at Rs. 2.5 billion. Year-on-year growth of 11%, primarily driven by new products, volume traction partly offset by price erosions in some of the key molecules.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 7.1 billion. Year-on-year growth of 18% and sequential growth of 57%. Growth largely driven by increase in volumes from existing products.

Proprietary Products (PP)

•

Revenues from PP at Rs. 7.4 billion. It includes Rs. 7.2 billion towards license fee for selling US and select territory rights for two of our Neurology brands ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

Income Statement Highlights:

•	Gross profit margin at 57.5%, improved by ~590 bps sequentially and ~250 bps over that of previous year. Gross profit margin for GG and PSAI business segments are at 55.5% and 24.6% respectively.

-	gross margin is benefitted due to revenue recognition of the PP Neuro brands

-	partly impacted by certain one-off’s, including but not restricted to the impact of the voluntary recall of Ranitidine in the US market

-	adjusted for one-off’s, normalized gross profit margin is ~51.5%

-	on a normalized base, the year on year decline is primarily on account of price erosion in the US.

•

SG&A expenses at Rs. 16.8 billion, an increase of 36% on a year-on-year basis and 39% sequentially. This includes an amount of Rs. 3.6 billion recognized as an impairment charge on three product related intangibles (viz., Ramelteon, Tobramycin and Imiquimod). There have been certain additional one-offs including but not restricted to the costs associated with the sale of two neurology brands. Adjusted for the one-offs, the normalized SG&A expenses are lower compared to the previous quarter.

•	R&D expenses at Rs. 3.7 billion. As % to Revenues- Q2 FY20: 7.6% | Q1 FY 20: 9.4% | Q2 FY19: 10.8%. We continue to focus on building a healthy development pipeline across all our focused markets.

•

Other operating income at Rs. 135 million compared to Rs. 641 million in Q2 FY19 and Rs. 3,759 million in Q1 FY 20. Previous year includes gain of Rs. 464 million on account of sale of rights relating to Cloderm brand (including its authorized generic) and profit on sale of antibiotic manufacturing facility in Bristol, US. Q1 FY 20 includes Rs. 3,457 million received from Celgene pursuant to an agreement entered towards settlement of any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

•

Net Finance income at Rs. 231 million compared to Rs. 625 million in Q2 FY19 and Rs. 393 million in Q1 FY 20. The year-on-year decline is primarily on account of lower foreign exchange gain, partly offset by higher profit on sale of investments during the quarter.

•	Profit after Tax at Rs. 10.9 billion. The net tax for the quarter is a benefit of Rs. 3.3 billion; due to recognition of deferred tax assets of Rs. 5.2 billion, primarily related to the MAT credit.

•	Diluted earnings per share is at Rs. 65.8.

•	Capital expenditure is at Rs. 1.1 billion.

Earnings Call Details (06:30 pm IST, 09:00 am EDT, November 1, 2019)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below:

Universal Access Number:		+91 22 6280 1219
Secondary number:		+91 22 7115 8120

Local Access number:		+91 70456 71221
(Available all over India)

International Toll Free Number	USA	1 866 746 2133
	UK	0 808 101 1573
	Singapore	800 101 2045
	Hong Kong	800 964 448

Playback of call:	+91 22 7194 5757, +91 22 6663 5757
Conference ID:	31923

Transcript of the event will be available at www.drreddys.com. Playback will be available after the earnings call, till November 8, 2019.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to  without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.